Global Defense & National Security Systems, Inc.

11921 Freedom Drive, Suite 550
Two Fountain Square

Reston, Virginia 20190

October 18, 2013

VIA FACSIMILE & EDGAR

Ms. Mara L. Ransom
Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Global Defense & National Security Systems, Inc. (the “Company”) Registration Statement on Form S-1 (Registration No. 333-191195)

Dear Ms. Ransom:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-191195) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Washington D.C. time on October 22, 2013 or as soon as practicable thereafter.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. The Company has taken reasonable steps to make the information contained in the registration statement conveniently available to underwriters and dealers who it is reasonably anticipated will be invited to participate in the distribution of the securities to be offered or sold. Also, the Financial Industry Regulatory Authority, Inc. has reviewed the amount of compensation to be paid to the underwriters and any other arrangements among the Company, the underwriters and other broker dealers participating in the distribution, as described in the Registration Statement, and has issued a statement expressing no objections to the compensation and other arrangements.

Ms. Mara L. Ransom

October 18, 2013

The Company acknowledges that should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Mara L. Ransom

October 18, 2013

We request that we be notified of such effectiveness by a telephone call to Thomas J. Ivey of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-4522 and that such effectiveness also be confirmed in writing.

Very truly yours,

Global Defense & National Security Systems, Inc.

By:	/s/ Frederic Cassis
Name: Title:	Frederic Cassis Secretary and Director

cc:	Securities and Exchange Commission
Lisa Kohl
Andrew Blume
Jim Allegretto

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
Gregg A. Noel
Thomas J. Ivey